Jared Schiffman

Founder of Phenomena, Co-Founder of Potion Design, Perch Interactive and Popplet, MIT Media Lab Grad, Father of Two
Seattle

Summary

Jared Schiffman has worked at the intersection of design, computer science and education for over two decades.

Jared is the founder of Phenomena, a marketplace for experiential learning. Phenomena is powered by an innovative, browser-based authoring tool that allows students, educators and others to create dynamic and share impactful educational experiences. We are presently building out the Phenomena platform and look forward to welcoming an active community of students, educators and creators in the near future.

In 2012, Jared founded Perch Interactive Inc, an innovative retail tech startup. Perch's proprietary technology senses when customers touch and pickup physical products and responds with dynamic digital media in realtime. Perch displays unite physical products with digital content to engage customers, drive product sales and track analytics. Major clients include Kate Spade, Estée Lauder, Sunglass Hut, Johnson & Johnson, Sephora and Macy's.

In 2005, Jared co-founded Potion, an interactive design and technology firm located in New York City. Potion has completed major projects for the Smithsonian, the Museum of Science & Industry, the National Holocaust Museum, HP, Bell Labs and the New York Public Library. Potion was invited to the White House twice as finalists for the National Design Award in the Interaction Design category in 2009 and 2010. Potion was also named one of the “Top 10 Most Innovative Design Companies” in 2010 by Fast Company magazine.

Jared has taught courses at Parsons (The New School) and New York University, and prior to founding Potion, at the Gate’s funded High Tech High in San Diego. Jared received a Masters degree in Media Arts & Science from the MIT Media Lab where he studied with

Contact

www.linkedin.com/in/jared-schiffman-26042512 (LinkedIn)
www.potiondesign.com/ (Company)
www.perchinteractive.com (Company)
www.phenomena.app/ (Company)

Top Skills

Interaction Design
Experience Design
Graphic Design

Honors-Awards

National Design Award - Finalist - Interaction Design Category

Patents

Interactive display case
Apparatus and Method for Interactive Product Displays

Prof John Maeda in the Aesthetics & Computation Group. Jared also holds an SB in Computer Science & Engineering from MIT as well.

Experience

Phenomena

Founder & CEO

April 2021 - Present (1 year 2 months)

Seattle, WA

Phenomena is a marketplace for experiential learning. Phenomena is powered by an innovative, browser-based authoring tool that allows students, educators and others to create and share dynamic and impactful educational experiences. We are presently building out the Phenomena platform and look forward to welcoming an active community of students, educators and creators in the near future.

Popplet

Co-Founder

January 2010 - January 2020 (10 years 1 month)

New York, NY

Popplet is an education app to create 'thought maps' for students K-6 on the iPad and online. Popplet is regularly featured by Apple as a leading education tool and has been downloaded over 18 million times. Popplet is used by teachers and students all over the globe and continues to be recognized as one of the simplest apps available for students to collect their thoughts and express their ideas.

Perch Interactive, Inc

7 years 4 months

Founder & CTO

July 2017 - September 2019 (2 years 3 months)

New York, NY

Founder & CEO

June 2012 - July 2017 (5 years 2 months)

New York, NY

Perch is a retail technology startup intent on transforming the way products are marketed and sold in stores. Perch's proprietary technology senses when customers touch and pickup physical products and responds with dynamic digital media in realtime. Perch displays unite physical products with digital

content to engage customers, drive product sales and track analytics. Major clients include Kate Spade, Estée Lauder, Sunglass Hut, Sephora and Macy's.

ITP (Interactive Telecommunications Program)
Adjunct Professor
September 2008 - June 2014 (5 years 10 months)
New York, NY

While at NYU's ITP program, I developed and taught two courses: Computational Form and Spatial Media. Both courses emphasized a combination of rigorous coding practice with critical design discussion.

Potion Design LLC
Founder and Partner
May 2005 - December 2012 (7 years 8 months)
New York, NY

Potion is an interactive design and technology firm located in New York City. Potion has completed major projects for the Smithsonian, the Museum of Science & Industry, the National Holocaust Museum, HP, Bell Labs and the New York Public Library. Potion was invited to the White House twice as finalists for the National Design Award in 2009 and 2010, and was named one of the “Top 10 Most Innovative Design Companies” in 2010 by Fast Company.

High Tech High
Math & Physics Teacher
September 2001 - September 2003 (2 years 1 month)
San Diego, CA

High Tech High is a highly innovative, project-based charter school in San Diego. While at HTH, I taught 9th grade Math & Physics. Notable class projects include coding video games featuring projectile motion and "Making the Band," a project where students made their own instruments, formed bands, composed their own music and performed in front of an audience of students, teachers and parents.

Education

Massachusetts Institute of Technology
MS, Media Arts & Sciences · (1999 - 2001)

Massachusetts Institute of Technology
BS, Computer Science & Engineering · (1995 - 1999)